EXHIBIT 21


                         LIST OF SUBSIDIARIES

     The Partnership is a partner of the following joint ventures: Maguire Thomas Partners-South Tower, a limited liability company, which holds title to Wells Fargo Center-IBM Tower located in Los Angeles, California. Reference is made to the Notes for a description of the terms of such joint venture partnerships. The Partnership is a 50% shareholder in Carlyle Managers, Inc., the general Partner of JMB/NYC Office Building Associates, L.P. ("JMB/NYC"), an Illinois limited partnership, which (through 237/1290 Upper Tier Associates, L.P., a Delaware limited partnership), had (i) (prior to its sale in March 2001) an indirect limited partnership interest in 1290 Partners, L.P., a Delaware limited partnership, which owns 1290 Avenue of the Americas in New York, New York, and (ii) (prior to its sale in January 2002) an indirect interest in 237 Park Partners, L.L.C., a Delaware limited liability company, which owns 237 Park Avenue in New York, New York. The partners in the JMB/NYC Office Building Associates, L.P. are affiliates of the General Partners of the Partnership. The Partnership is a 50% shareholder in Carlyle Investors, Inc., which is the general partner of Carlyle-XIV Associates, L.P., an Illinois limited partnership. The Partnership is a 99% limited partner in Carlyle-XIV Associates, L.P., which holds an approximate 25% limited partnership interest in JMB/NYC.
Reference is made to the Notes for a description of the terms of such joint venture partnerships.